UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . . . . . . . . . . .2.00 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker. 1 (a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C. FILE NO. WORK LOCATION Legacy Bancorp, Inc. 20-3135053 000-51525
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE (e) TELEPHONE NO. 99 North Street Pittsfield MA 01201 AREA CODE NUMBER 413 445-3435
2 (a) NAME OF PERSON FOR WHOSE (b) IRS IDENT. NO. (c) RELATIONSHIP TO ISSUER (d) ADDRESS STREET CITY STATE ZIP CODE ACCOUNT THE SECURITIES ARE TO BE SOLD Gary A. Lopenzina ###-##-#### Director 3 Eaton Lane Pittsfield MA 01201
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a) Title of the (b) Name and Address of SEC USE ONLY (c) Number of Shares (d) Aggregate (e) Number of Shares (f) Approximate (g) Name of Each Class of Each Broker Through or Other Units Market or Other Units Date of Sale Securit ies Exchange Securities Whom the Securities To Be Sold Value Outstanding (See instr. 3(f)) (See instr. 3(g))
To Be Sold are to be Offered (See instr. 3(c)) (See instr. 3(d)) (See instr. 3(e)) (MO. DAY YR.) or Each Market Maker who is Acquiring the Securities
Broker-Dealer File Number Mid Atlantic Capital Corp. 1251 Waterfront Place, Suite 510, Common Stock Pittsburgh, PA 15222-4235 100 $1,373 9,030,860 5/1/08 NASDAQ Stock Market, LLC

INSTRUCTIONS:
1. (a) Name of issuer 3. (a) Title of the class of securities to be sold (b) Issuer’s I.R.S. Identification Number (b) Name and address of each broker through whom the securities are intended to be sold (c) Issuer’s S.E.C. file number, if any (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (d) Issuer’s address, including zip code (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice (e) Issuer’s telephone number, including (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as area code shown by the most recent report or statement published by the issuer (f) Approximate date on which the securities are to be sold 2. (a) Name of person for whose account the (g) Name of each securities exchange, if any, on which the securities are intended to be sold securities are to be sold (b) Such person’s I.R.S. identification number, if such person is an entity (c) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) (d) Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-07)
TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Name of Person from Whom Acquired Nature of (If gift, also give Acquisition date donor Amount of Title of the Class Date you Acquired Transaction acquired) Securities Acquired Date of Payment Nature of Payment
Initial vesting of restricted stock granted 11/29/06 under Issuer’s 2006 Equity Incentive Common Stock 1/1/08 vesting date Plan Legacy Bancorp, Inc. 1,820 n/a n/a
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Amount of Name and Address of Seller Title of Securities Sold Date of Sale Securities Sold Gross Proceeds
REMARKS:
INSTRUCTIONS: ATTENTION:
See the definition of “person” in The person for whose account the paragraph (a) of Rule 144. securities to which this notice Information is to be given not only relates are to be sold hereby as to the person for whose account represents by signing this notice the securities are to be sold but that he does not know any material also as to all other persons adverse information in regard to the included in that definition. In current and prospective operations addition, information shall be given of the Issuer of the securities to as to sales by all persons whose be sold which has not been publicly sales are required by paragraph (e) disclosed. of Rule 144 to be aggregated with sales for the account of the person filing this notice.
May 1, 2008 /s/ Gary A. Lopenzina
DATE OF NOTICE (SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (01-04)